February 13, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E., Stop 7010

Washington, D.C. 20549

Attention: Jill S. Davis

Re:	Plains Exploration & Production Company

Form 10-K for the period ended December 31, 2004

March 15, 2005

File No. 1-31470

Ladies and Gentlemen:

On behalf of Plains Exploration & Production Company (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the letter dated February 2, 2006. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

1.	Please note that we are continuing to evaluate your proposal to modify your disclosures on a prospective basis.

Response:

The Company notes the Staff’s comment and understands, based on the Company’s telephone call with the Staff on February 8, 2006, that (i) our disclosures with respect to Standardized Measure of Future Net Cash Flows (Unaudited) and Estimated Quantities of Oil and Gas Reserves (Unaudited) may be modified on a prospective basis and (ii) the Company may reclassify the $2.4 million of goodwill out of oil and gas properties in the December 31, 2005 balance sheet and not modify its historical financial statements.

Critical Accounting Policies and Factors that May Affect Future Results, page 50

United States Securities and Exchange Commission

February 13, 2006

2.

We note your response to our prior comment number one. It appears based on the supplemental materials you provided that your CODM regularly receives and reviews discrete financial information as defined in EITF Topic D-101, for what appear to be several operating segments. These operating segments also appear to represent businesses as defined in EITF 98-3. Please tell us in greater detail why the components that are represented by segment managers on your organizational chart and for which discrete financial information is regularly prepared and reviewed by various levels of management including your CODM, do not represent operating segments. Please contact us at your convenience to discuss this matter.

Response:

As noted in our letter dated January 18, 2006, the Company has concluded that it has one operating segment consisting of its oil and gas operations in the United States. We manage the Company’s oil and gas operations as a single centralized enterprise under the direction of our Executive Vice President – Exploration & Production (EVP-E&P) and not as discreet operating segments. However, because our oil and gas assets are located in a variety of geographic areas we have certain vice presidents that are responsible for limited functions, primarily drilling and production activities, related to specific parts of the country. These vice presidents do not report to and do not maintain regular contact with our Chief Executive Officer, who is our chief operating decision maker (CODM). Critical business functions such as marketing our oil and gas, engineering our reserves, land and lease records, procurement, health, safety and environmental, and all financial and legal functions are centralized and managed for the Company as a whole.

In addition, the Company accounts for its oil and gas operations in accordance with Rule 4-10 of Regulation S-X and, accordingly, does not maintain it's financial accounting records at a level lower than its full cost pool (the United States).

3.	Please tell us how you determined that $2.4 million was the amount of good will that was impaired associated with your Illinois properties that were disposed of in 2004.

Response:

It should be noted that the goodwill attributable to the Illinois properties was not impaired. The amount of goodwill attributable to the Illinois properties was determined based on the ratio of the fair value of the properties (the sales price) to the fair value of the reporting unit (the Company). Please refer to our response to Comment 1 with regards to the accounting for the goodwill in our December 31, 2005 Form 10-K.

If you have any questions with respect to the foregoing, please call Cindy Feeback, Vice President, Controller and Chief Accounting Officer, at (713) 579-6018 or the undersigned at (713) 579-6123.

Very truly yours,

/s/ John F. Wombwell

John F. Wombwell

Executive Vice President & General Counsel

United States Securities and Exchange Commission

February 13, 2006

JFW:dra

cc:	Kevin Stertzel

United States Securities and Exchange Commission

Julien Smythe

Akin Gump Strauss Hauer & Feld LLP